

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Ken Olsen
President and Director
Arrakis Mining Research Inc.
12800 Preston Road, Suite 200
Dallas, Texas 75230-1303

> **Re:** **Arrakis Mining Research Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-192217**

Dear Mr. Olsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated December 5, 2013. We were unable to locate a copy of your subscription agreement. Please provide us with a copy of the subscription agreement or advise.

2.   We note your response to comment 3 of our comment letter dated December 5, 2013 and the related revisions to your registration statement. We continue to note that your disclosure throughout your registration statement is inconsistent as to whether this is a primary or secondary offering. For example only, based on your disclosure on page 4 indicating that the selling shareholders will sell the shares at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter at market prices, it appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. However, on page 17, you indicate that each of the selling shareholders is an underwriter

under the Securities Act suggesting that this offering is "by or on behalf of the issuer." Please revise your disclosure so that it is consistent throughout or advise.

3.   We note your response to comment 5 of our comment letter dated December 5, 2013. We continue to note that the page-numbering of your registration statement does not appear to be correct in several instances. For example only, we were unable to locate pages 3, 7 and 24. We, therefore, reissue our prior comment.

Table 1.0 Selling Shareholders, page 17

4.   We note your response to comment 18 of our comment letter dated December 5, 2013. We were unable to locate the additional column identifying the amount of shares to be beneficially held by each selling shareholder after the offering. We, therefore, reissue this part of our prior comment.

5.   We note your response to comment 19 of our comment letter dated December 5, 2013 and the related revisions to your registration statement. We continue to note that the shares owned by Jared Ladouceur as of the date of the prospectus are not identified as beneficially owned by him as of the date of the prospectus. Please explain to us why he does not beneficially own those shares or revise your table as appropriate.

6.   We note that you have identified the price of the offering as $0.25 on page 17. Please revise your disclosure here, as appropriate, so that it is consistent with your disclosure regarding the price elsewhere in the registration statement.

Description of Business, page 19

7.   We note your response to comment 11 of our comment letter dated December 5, 2013 and your revisions identifying the prior experience of your CEO. We also note your disclosure on page 6 that you have not had any paying customers to date. Please revise your disclosure here to discuss any services you have provided to non-paying customers and any agreements you have made to provide your services on a pro bono basis in the future or advise.

How long can we satisfy our cash requirements and will we need to raise . . . , page 20

8.   We note that you will begin to implement your business plan once you are able to secure funding. However, you then indicate that you "anticipate 30 days to be in a stage of full operational activity." As you are not raising any funds in this offering, please revise to reconcile these disclosures.

Operating Expenses, page 25

9.   We note your responses to comments 24 and 25 of our comment letter dated December 5, 2013 and the related revisions to your registration statement. Please revise to eliminate the redundancy between the disclosures you added here and under the "Total Assets," Total Liabilities" and "Capital Resources" sections. In addition, we note that the consulting agreement is for New Opportunity Business Solutions, Inc. to provide consulting services to you. Please revise to also discuss the material terms of this consulting agreement. For example only, please identify the services that will be provided, discuss any provisions regarding the renewal and/or early termination of the agreement and disclose the expenses that you will incur in connection with the agreement. In addition, we note that you entered into a promissory note with New Opportunity Business Solutions, Inc. Please also further discuss the material terms of the note. For example only, please identify the consideration received in exchange for the note and the payment terms for the note.

Executive Compensation, page 27

10.   We note your response to comment 27 of our comment letter dated December 5, 2013. We continue to note your disclosure that all of your directors are unpaid. However, we also note your revised disclosure in footnote (1) to Table 4.1, which indicates that Mr. Olsen was compensated for his "willingness to serve on the Board of Directors." Please revise to reconcile these disclosures. In addition, please revise Table 4.1 to also identify Mr. Olsen as a director. In addition, we note that Mr. Olsen continues to be included in Table 4.2. Please either revise to remove his name from the table or to add a footnote indicating that his compensation is fully reflected in Table 4.1, if accurate. Please refer to Item 402(r)(2)(i) of Regulation S-K.

Table 4.1 Summary Compensation Table – Officers, page 28

11.   We note your response to comment 28 of our comment letter dated December 5, 2013. We note that "[t]he amount of value for the services of Mr. Olsen was determined by agreement for shares." Please revise to discuss the material terms of this agreement. Also, please file this agreement as an exhibit to the registration statement or advise. Please refer to Item 601(b)(10) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 29

12.   We note your response to comment 30 of our comment letter dated December 5, 2013 and the additional disclosure you have included in this section. However, based on Instructions 1.a.iii. and 1.b.ii. to Item 404(a) of Regulation S-K, your disclosure should include transactions with the "immediate family members" of any of your executive officers/directors and any of your security holders covered by Item 403(a) of Regulation S-K, regardless of whether such individuals share the same household. Please also refer

to Regulation S-K C&DI 230.01. According to your disclosure in the selling shareholder table on page 17, you sold shares of your common stock to the "immediate family members" of your executive officer and certain of your shareholders that own greater than 5% of your shares. Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions or advise. Please refer to Item 404(d) of Regulation S-K.

Financial Statements, page F-1

13.   In your next amendment please update your financial statements to conform with Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 34

14.   We note your response to comment 35 of our comment letter dated December 5, 2013 and the footnote text that you have added to table on page 34. Please revise your table to include the footnotes for which you have included text. In addition, we note that you have entered into a contractual agreement with Soellingen Advisory Group, Inc. according to the text of footnote (2). Please revise your disclosure in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section starting on page 25, as appropriate, to discuss the material terms of this agreement. Please also file this agreement as an exhibit to your registration statement or advise. Please refer to Item 601(b)(10) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 34

15.   We note your response to comment 22 of our comment letter dated December 5, 2013. We also note that your CEO has agreed to fund your operations as needed over the next 12 months. Please file any written agreement with your CEO wherein he agreed to pay your expenses as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Clifford J. Hunt, Esq. (Via E-mail)